James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 27 March 2024 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 26 March 2024. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.2

Sydney Level 2, 5 Martin Place, Sydney NSW 2000 Australia, GPO Box 3698 Sydney NSW 2001, Telephone 02 9994 7000 Melbourne Level 19, 31 Queen Street PO Box 297, Flinders Lane, Melbourne VIC 3000 Telephone 02 9994 7000 Brisbane Level 6, 215 Adelaide Street GPO Box 3234, Brisbane QLD 4000 Telephone 07 3136 5400 Perth Level 26, 140 St Georges Terrace, Perth WA 6000 Telephone 08 6466 9613 Adelaide Level 7, Suite 714, 147 Pirie Street, Adelaide SA 5000 Telephone 08 8427 9511 Challenger Limited ABN 85 106 842 371 | Challenger Group Services Pty Limited ABN 91 085 657 307 Challenger Life Company Limited ABN 44 072 486 938 AFSL 234670 | Challenger Investment Partners Limited ABN 29 092 382 842 AFSL 234 678 Challenger Retirement and Investment Services Limited ABN 80 115 534 453 AFSL295642 RSE Licence No. L0001304 Challenger Mortgage Management Pty Ltd ABN 72 087 271 109 | Challenger Securitisation Management Pty Ltd ABN 56 100 346 898 AFSL 244593 Challenger Investment Solutions Management Pty Ltd ABN 63 130 035 353 AFSL 487354 challenger.com.au Level 2, 5 Martin Place Sydney NSW 2000 Australia GPO Box 3698 Sydney NSW 2001 challenger.com.au Telephone 02 9994 7000 26 March 2024 Aoife Rockett Group Company Secretary James Hardie Industries plc Europa House, 2nd Floor Harcourt Centre Harcourt Street Dublin 2, Ireland By email: Aoife.Rockett@jameshardie.com , investor.relations@jameshardie.com.au Dear Sir/Madam Notification of change in disclosable interest under the Companies Act 2014 This notification is given in fulfillment of the duty imposed pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014. Challenger Limited on behalf of its subsidiary Fidante Partners Limited (Challenger Companies) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC (JHX) which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014 as first notified to JHX on 23 October 2018. On 25 March 2024, there was a change in the share capital held by the Challenger Companies such that the shareholding decreased through a percentage point, with the Challenger Companies having an aggregated interest in JHX of 3.9869% of ordinary share capital (being a reduction from 4.0129%) which is held as set out in Part 1 of Schedule 1 to this letter. If you have any questions in relation to the above, please contact me at +61 2 9994 7094. Kind regards Linda Matthews Company Secretary Challenger Limited

challenger.com.au Schedule 1 Part 1 Registered Holder Number of Chess Depository Interests Held % J. P. Morgan Nominees Australia Pty Limited 5,506,077 1.2637% Citicorp Nominees Pty Limited 5,080,954 1.1662% National Nominees Limited 1,266,960 0.2908% HSBC Custody Nominees (Australia) Limited 5,196,743 1.1927% BNP Paribas Nominees Pty Limited 257,279 0.0591% UBS Nominees Pty Limited 62,668 0.0144% 3.9869%